RF INDUSTRIES, LTD.	For Immediate Release

Investor Contact:	Company Contact:
John Nesbett/Jennifer Belodeau	Howard Hill, President & CEO
Institutional Marketing Services (IMS)	(858) 549-6340
(203) 972-9200	rfi@rfindustries.com
jnesbett@institutionalms.com

RF Industries Reports Second Quarter and Six Months Fiscal 2014 Results

-   Balance Sheet Remains Strong with $13.4 Million in Cash and No Debt -

-    Quarterly Dividend of $0.07 Per Share–

-    Sales and Profits Lower for the Quarter -

San Diego, California, June 12, 2014 – RF Industries, Ltd. (NASDAQ: RFIL) announced results for the second fiscal quarter and six months ended April 30, 2014.

RF Industries reported net sales of $5.8 million in the second quarter of fiscal 2014, a decrease of 35% compared to net sales of $8.8 million in the second quarter of fiscal 2013. The Company saw a significant decrease in revenues from its Cables Unlimited subsidiary, where second quarter sales decreased by 61% to $1.7 million. Gross profit was $2.8 million in the second quarter of 2014 with gross margin of 48% as compared to gross profit of $4.0 million with gross margin of 45% in the second quarter of 2013. The Company reported operating income of $0.8 million in the second quarter of fiscal 2014 as compared to operating income of $1.8 million in the comparable prior year period. Income from continuing operations was $0.5 million or $0.06 per basic and $0.05 per diluted share in the second quarter of fiscal 2014 as compared to $1.3 million or $0.17 per basic and $0.15 per diluted share in the second quarter of 2013.

RF Industries reported six month net sales of $11.6 million for the first half of fiscal 2014, a decrease of 38% compared to net sales of $18.7 million in the first half of fiscal 2013. Gross profit decreased to $5.3 million with gross margin of 46% in the first six months of fiscal 2014 as compared to gross profit of $8.5 million and gross margin of 45% in the same prior year period. The Company reported operating income of $1.1 million in the first six months of fiscal 2014 as compared to operating income of $3.8 million in the first six months of 2013. Income from continuing operations for the first six months of fiscal 2014 was $0.7 million or $0.09 per basic and $0.08 per diluted share as compared to $2.7 million or $0.37 per basic and $0.33 per diluted share in the first half of fiscal 2013.

At April 30, 2014, RF Industries reported cash and cash equivalents of $13.4 million, no long term debt, and a current ratio of 15 to 1.

Howard Hill, Chief Executive Officer, commented, “As we anticipated and previously forecasted, we experienced a decrease in second quarter revenues, as compared to the prior year, largely related to a continued decline in revenues from Cables Unlimited as demand for the OptiFlex™ fiber optic cabling solution showed continued weakness. Because OptiFlex™ cables were specifically developed for wireless providers engaged in upgrading cell towers to 4G technologies, as those upgrades are completed, demand lessens. However, Cables Unlimited has a wide range of capabilities and is engaged in the development of innovative fiber connectivity solutions for existing and new customers and we are optimistic about the future contributions from that division.

“While second quarter revenue at our RF Connector and Cable Assembly division declined as compared to the second quarter of 2013, sequentially, revenues increased by approximately $0.3 million as compared to the first quarter of 2014. Gross margin improved year over year and sequentially, and we were able to decrease operating expenses by 7.4% compared to the second quarter of 2013. We are also pleased to have maintained profitability, which has been a corporate priority for 20 years. We remain enthusiastic about our long-term growth potential from both our existing business as well as new products in development.

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“Consumer expectations for wireless connectivity continue to grow, with consumers expecting full connectivity in almost any location. Our focus on developing state-of-the-art, customized connectivity solutions allows our customers to address these demands and remain competitive in this space. It takes time to design and rollout new products, which can impact revenue growth but we are confident that we can capitalize on this rapidly growing market with our continued ability to provide innovative, customized connectivity solutions to the marketplace.”

Mr. Hill further commented, “Our Company has continued to grow its strong cash position and has no debt, so the cash generated from operations allows us to return capital to our shareholders through dividends such as the one we recently announced, and/or stock repurchases, while also allowing us to consider strategic transactions.”

Conference Call Information

RF Industries will host a conference call today, June 12 at 12:00 noon Eastern Time to discuss its fiscal second quarter and first six months of 2014 results. To participate, callers should dial (877) 407-9210 and international callers may dial (201) 689-8049. A simultaneous webcast of the conference call can be accessed from the Investor Information page at www.rfindustries.com.

A replay of the call will be available until July 12, 2014 and may be accessed by dialing (877) 660-6853. International callers should call (201) 612-7415. Callers should use conference i.d. 13583595.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers & infrastructure, medical and industrial. The Company’s products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, wiring harnesses and medical wiring.  The Company’s connectivity products are used throughout the growing and evolving wireless infrastructure. The Company has reported 20 consecutive years of profitability and is headquartered in San Diego, California with operations in Las Vegas, Nevada and Yaphank, New York. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the operations of the Cables Unlimited division; and the Company’s reliance on certain distributors for a significant portion of anticipated revenues. Further discussion of these and other potential risk factors may be found in the Company’s public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	April 30,	October 31,
	2014	2013
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$13,416	$11,881
Trade accounts receivable, net	2,691	3,160
Inventories	5,574	5,995
Other current assets	687	1,552
Deferred tax assets	322	322
TOTAL CURRENT ASSETS	22,690	22,910

Property and equipment, net	928	1,053
Goodwill	3,076	3,076
Amortizable intangible assets, net	1,297	1,407
Non-amortizable intangible assets	410	410
Note receivable from stockholder	67	67
Other assets	21	30
TOTAL ASSETS	$28,489	$28,953

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$307	$792
Accrued expenses	1,154	1,741
Customer deposit	52	51
TOTAL CURRENT LIABILITIES	1,513	2,584

Deferred tax liabilities	950	950
TOTAL LIABILITIES	2,463	3,534

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock - authorized 20,000,000 shares of $0.01 par value; 8,242,892 and 8,075,124 shares issued and outstanding at April 30, 2014 and October 31, 2013, respectively	82	81
Additional paid-in capital	16,715	15,706
Retained earnings	9,229	9,632
TOTAL STOCKHOLDERS' EQUITY	26,026	25,419
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,489	$28,953

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RF INDUSTRIES, LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(in thousands, except share and per share amounts)

	Three Months Ended April 30,		Six Months Ended April 30,
	2014	2013	2014	2013

Net sales	$5,764	$8,847	$11,614	$18,742
Cost of sales	3,012	4,895	6,280	10,225

Gross profit	2,752	3,952	5,334	8,517

Operating expenses:
Engineering	214	204	470	399
Selling and general	1,775	1,944	3,762	4,296
Totals	1,989	2,148	4,232	4,695

Operating income	763	1,804	1,102	3,822

Other income – interest	7	6	14	8

Income from continuing operations before provision for income taxes	770	1,810	1,116	3,830
Provision for income taxes	310	522	393	1,085

Income from continuing operations	460	1,288	723	2,745

Income (loss) from discontinued operations, net of tax	18	(110)	19	(85)

Net income	$478	$1,178	$742	$2,660

Earnings per share
Basic
Continuing operations	$0.06	$0.17	$0.09	$0.37
Discontinued operations	0.00	(0.02)	0.00	(0.01)
Net income per share	$0.06	$0.15	$0.09	$0.36

Earnings per share
Diluted
Continuing operations	$0.05	$0.15	$0.08	$0.33
Discontinued operations	0.00	(0.01)	0.00	(0.01)
Net income per share	$0.05	$0.14	$0.08	$0.32

Weighted average shares outstanding
Basic	8,208,278	7,610,309	8,175,376	7,337,101
Diluted	8,746,358	8,461,544	8,789,752	8,249,555

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